EXHIBIT 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

13 January 2023

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Results Notification

James Hardie will conduct a management briefing on its Third Quarter FY2023 results on Tuesday 14 February 2023.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	Sydney, Australia: 9:00am AEST, Tuesday 14 February New York, USA: 9:00pm EDT, Monday 13 February
Teleconference Registration:	https://s1.c-conf.com/diamondpass/10028036-61ap3z.html
Webcast URL:	https://edge.media-server.com/mmc/p/uk82i4ue

Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

Yours faithfully,
James Brennan-Chong
Director of Investor Relations & Market Intelligence

This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA),
Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895